FORM 4                                                OMB APPROVAL
                                                OMB Number:    3235-0287
[X] Check this box if no longer                 Expires: December 31, 2001
    subject to Section 16. Form 4 or            Estimated average burden
    Form 5 obligations may                      hours per response...0.5
    continue. See Instruction 1(b).

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.  Name and Address of Reporting Person*

Sodexho Alliance, S.A.
--------------------------------------------------------------
(Last)          (First)           (Middle)

3, avenue Newton
--------------------------------------------------------------
                (Street)

Montigny-le-Bretonneux         France               78180
--------------------------------------------------------------
(City)                        (State)               (Zip)


2. Issuer Name and Ticker or Trading Symbol

Sodexho Marriott Services, Inc. (SDH)
--------------------------------------------------------------


3. IRS Identification
   Number of Reporting
   Person, if an entity
   (Voluntary)

--------------------------------------------------------------


4. Statement for
   Month/Year

     6/01
--------------------------------------------------------------


5. If Amendment,
   Date of Original
   (Month/Year)

--------------------------------------------------------------


6. Relationship of Reporting Person(s) to Issuer
          (Check all applicable)

         Director                  X   10% Owner
   ------                        ------

         Officer (give                 Other (specify
   ------        title below)    ------        below)


           ---------------------------------


7. Individual or Joint/Group Filing (Check Applicable Line)

    X  Form filed by One Reporting Person
   ---
       Form filed by More than One Reporting Person
   ---


Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)   2. Trans-   3. Trans-     4. Securities Acquired (A)  5. Amount of     6. Owner-   7. Nature
                                     action      action        or Disposed of (D)          Securities       ship        of
                                     Date        Code          (Instr. 3, 4 and 5)         Beneficially     Form:       Indirect
                                                 (Instr. 8)                                Owned at         Direct      Bene-
                                                                                           End of Month     (D) or      ficial
                                     (Month/                                               (Instr. 3        Indirect    Owner-
                                     Day/                              (A) or              and 4)           (I)         ship
                                     Year)     Code     V    Amount     (D)     Price                       (Instr. 4)  (Instr.4)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock,
   par value $1.00 per share        6/14/01     J(1)      29,411,530(1)  A      $32.00         (1)             I(1)       (1)











Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

          Potential persons who are to respond to the collection of information contained in this form are not                (Over)
          required to respond unless the form displays a currently valid OMB control number.                         SEC 1474 (3-99)




FORM 4 (continued) Table II--Derivative Securities Acquired, Disposed of, or
                              Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Deriva-  2. Conver- 3. Trans- 4. Trans- 5. Number of 6. Date   7. Title and   8. Price  9. Number 10. Owner- 11. Nature
   tive Security        sion or    action    action    Deriva-      Exer-     Amount         of        of De-     ship       of
   Instr. 3)            Exer-      Date      Code      tive         cisable   of Under-      Deriv-    rivative   Form       In-
                        cise       (Month/   (Instr.   Securi-      and       lying          ative     Secur-     of De-     direct
                        Price      Day/      8)        ties         Expira-   Securi-        Secur-    ities      rivative   Benefi-
                        of         Year)               Acquired     tion      ties           ity       Bene-      Secur-     cial
                        Deri-                          (A) or       Date      (Instr.        (Instr.   ficially   ity:       Owner-
                        vative                         Disposed     (Month/   3 and          5)        Owned      Direct(D)  ship
                        Secur-                         of (D)       Day/      4)                       at End     or In-     (Instr.
                        ity                            (Instr.      Year)                              of         direct     4)
                                                       3, 4 and                                        Month      (I)
                                                       5)                                              (Instr.    (Instr.
                                                                                                       4)         4)
                                                                                       Amount
                                                                                       or
                                                              Date     Expi-           Number
                                                              Exer-    ration          of
                                          Code V  (A)   (D)   cisable  Date    Title   Shares
-----------------------------------------------------------------------------------------------------------------------------------






Explanation of Responses: (1) These 29,411,530 shares were acquired on June 14, 2001 by SMS Acquisition Corp. ("Purchaser"), a
                          wholly-owned subsidiary of Sodexho Alliance, S.A. ("Sodexho"), pursuant to a tender offer made by
                          Purchaser for all outstanding shares of Sodexho Marriott Services, Inc. ("SMS") other than the
                          29,949,925 shares already owned by Sodexho. Following completion of the offer, Sodexho transferred the
                          29,949,925 shares to Purchaser. On June 20, 2001, Purchaser was merged into SMS, resulting in SMS becoming a wholly-owned subsidiary of Sodexho. As a result of the merger, (A) all shares held by
                          Purchaser were canceled, (B) each other remaining share was converted into the right to receive $32.00 in cash from Sodexho and (C) SMS ceased to have any security listed under Section 12 of the Securities
                          Exchange Act of 1934.


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.                                                                      /s/ Pierre Bellon                     7/10/01
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                        -------------------------------  ----------------
                                                                                   **Signature of Reporting Person         Date

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.




                                                                                                                              Page 2

